

Eythor Bender · 2nd

CEO & Founder of UNYQ and Faculty Member at Singularity University

United States · 500+ connections · **Contact info**

 **UNYQ**

University of Tübing

Experience



Founder & CEO
UNYQ
Jan 2014 – Present · 7 yrs
San Francisco Bay Area

UNYQ is a company with global reach currently producing medical wearables. We create industry-leading, innovative personalized products, reimagining multiple industries using biometrics. generative Design and 3D printing to create products that with heal you or reflect you. UNYQ uses emerging technologies and creates next-generation products that are simultaneously aesthetically beautiful yet practical and functional, our products living close to our customers every day.

 UNYQ and IKEA Partnership

 UNYQ: Reimagining Prosthetics & Orthoti...



Core Faculty
Singularity University
Nov 2010 – Present · 10 yrs 2 mos
NASA Research Park, Moffett Field, CA



CEO

Ekso Bionics

Apr 2010 – Dec 2012 · 2 yrs 9 mos

Richmond, California



Eythor Bender demos human exoskeletons |...



CEO

Rex Bionics

Jan 2009 – Mar 2010 · 1 yr 3 mos

New Zealand



Össur

13 yrs 4 mos



President of Ossur North America

Oct 2003 – Dec 2008 · 5 yrs 3 mos

Aliso Viejo, California



Vice President of Global Sales & Marketing

Sep 1995 – Nov 2003 · 8 yrs 3 mos

Iceland / Luxemburg

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Education



University of Tübingen

Master/Diplom, Business and Economics (Germany)

1986 – 1992



